Sub-Item 77(k)





CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT

MADISON MOSAIC FUNDS



Following completion of the audit for the fiscal year ended September 30, 2012, Grant Thornton LLP (the Prior Auditor) no longer serves as the independent registered public accounting firm for the Madison Mosaic Government Money Market Trust and Madison Mosaic Tax-Free Trust
(together, the Funds).

The shareholders of the Funds voted in favor of the Funds reorganization as series of Madison Funds (CIK 0001040612; File Number 811-08261) that was effective in April 2013. The independent registered public accountant of Madison Funds is Deloitte & Touche LLP. The Funds will not issue another audited financial statement. Nevertheless, for the period before the consummation of the reorganization of the Funds into Madison Funds, the Audit Committees of the Funds appointed Deloitte & Touche LLP as the new independent registered public accounting firm for the Funds effective for the 2013 fiscal year.

The Prior Auditors report on the financial statements of the Fund for the past two years did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period the Prior Auditor was engaged, there were no disagreements with the Prior Auditor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the Prior Auditors satisfaction, would have caused it to make reference to that matter in connection with its report.